Mail Stop 4561

July 27, 2006

Mr. Senshan Yang
Chief Executive Officer
China Medicine Corporation
51 Everett Drive; Suite A-20; West Windsor Professional Center
Princeton Junction, NJ 08550

Re: China Medicine Corporation
Amendment No. 1 to Form SB-2
Filed on July 13, 2006
File No. 333-133283

Dear Mr. Yang:

Facing Page

1.   We reissue comment 5. Please revise the proposed maximum offering price per share, for the 7,389,476 shares underlying the warrants, to reflect the $2.75 maximum price at which the shares will be offered by the selling stockholders.

2.   It appears from your footnote disclosure to the fee table that you have not paid the full registration fee. Please confirm that the fee has been paid.

Prospectus Cover Page

3.   We note your response to comment 1. In particular we note your revised disclosure in the second sentence of the last paragraph that "the selling stockholders intend to sell any shares in the public market at prices ranging from…" Please delete this reference to "public market." Any offers and sales made pursuant to this registration statement prior to the establishment of a trading market should be made within the range.

February 2006 Private Placement, page 22

4.   In your response to comment 28, you state that because "the Company has elected independent directors who also comprise the audit and compensation committee, the investors waived the failure to be in compliance within 70 days of the closing date." Please revise your disclosure to note this fact.

5.   We note your response to comment 29. Please revise to note what penalties you are subject to if you were not in compliance with the requirement outlined in the fourth bullet. Also, please revise to note if you have been subject to these penalties in the past as a result of your noncompliance with that requirement.

6.   We note your response to comment 30. Please revise the eighth bullet to explicitly note that holders of series A preferred stock will not have to pay a conversion price upon conversion of their series A preferred shares.

Management's Discussion and Analysis or Plan of Operation, page 27

Overview, page 27

7.   We note your response to comment 32. You state that pursuant to your research and development agreement, with the Pharmaceutical Research Institute you "agreed to contribute the funds necessary to support the project, including the salaries of the research personnel." Please revise to note whether there is a minimum amount of funding you are required to contribute or a limit on the amount of funding that you could be liable for.

Liquidity and Capital Resources, page 36

8.   In the last paragraph on page 36, you state that that your accounts payable and your customer deposits declined from December 31, 2005 to March 31, 2006. However, based on the table you included in this section from December 31, 2005 to March 31, 2006 your accounts payable increased 512% and your customer deposits increased by 17%. Please reconcile these disclosures.

Government Regulation, page 41

9.   We issue comment 42 in part. For the products where the PRC does not directly set the price you may sell your products at, please revise to discuss the indirect effect of the PRC setting the price to the user has on the pricing of your products.

Financial Statements and Notes

Audited Financial Statements for the Years Ended December 31, 2005 and 2004

Report Of Independent Registered Public Accounting Firm, page F-2

10.   You have removed the previously included audit report of your independent registered public accounting firm dated March 24, 2006.   Please revise to include this audit report.

Note 15 – Statutory Reserves and Dividend Distribution, pages F-19 – F-20

11.   We have considered your response to comment 52. Under APB 29, nonreciprocal transfers of non-monetary assets to owners should be accounted for at fair value *if* the value is objectively measurable and would be clearly realizable to the distributing entity in an outright sale. As previously requested, please clarify the nature of the inventory distributed and how you determined the fair market value of the inventory.   In addition, confirm that the inventory did not represent obsolete / excess inventories and whether it represents assets that were anticipated to be realized by your company through a sale within a reasonable period of time. Consider expanding your disclosures as appropriate to clarify what value or interest your shareholders would have in receiving a distribution of inventory and whether you plan to continue distributions of inventory now that your corporate structure has changed.

Un-Audited Financial Statements for the Periods Ended March 31, 2006 and 2005

Note 15 – Stockholders' Equity, pages F-38 – F-39

12.   We have read your response to comment 53 and note that you have not recorded value for the conversion feature because you determined it did not qualify as a beneficial conversion feature.   Determination of whether a beneficial conversion feature exists does not preclude you from analyzing your convertible preferred stock and related warrants under EITF 00-19.   As such, you should evaluate your conversion feature and related warrants to determine whether you need to bifurcate any embedded derivatives from the host instrument and account for them at fair market value under SFAS 133.   As previously requested, please tell us how you applied the guidance in paragraphs 12-32 of EITF 00-19 and revise your filing as appropriate to reflect this accounting

Part II

Item 28. Undertakings, page II-4

13.   Please revise this section to include the undertakings required by Item 512(g)(2) of Regulation S-B and remove the Item 512(a)(4) and Item 512(f) undertakings as they do not appear to be applicable.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Accountant, at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael E. McTiernan
Special Counsel

cc: Asher Levitsky